December 1, 2006

Jason Wynn
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

RE:                              Challenger Energy Corp.
Amendment No. 2 to Registration Statement on Form 20-F
Filed November 7, 2006
File No. 0-52030

Dear Mr. Wynn:

On behalf of our client, Challenger Energy Corp. (the “Company”), we are providing the responses below to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated November 27, 2006 relating to the Company’s above-captioned filing.  We have restated the Staff’s comment below and have included the Company’s response following the comment.  In addition, in connection herewith, the Company is filing Amendment No. 3 to Form 20-F (File No. 0-52030) (the “Amendment”).

Form 20-F

Innisfail Well Acquisition Statement of Revenues and Direct Operating Expenses, F-40

1.                                       Comment:    We note the inclusion of your predecessor audited financial statements of revenue and direct expenses for the year ended December 31, 2005 reflecting the operations of the 10% pooled working interest in the 15-17 well which over-laps the reported operations in the financial statements of Challenger Energy, Inc., from the date Challenger acquired the interest to December 31, 2005.  Please revise your statement of revenues and direct expenses of your predecessor to only include an audited period through the date Challenger Energy acquired the interest.

Response:    The Company has revised the statement of revenues and direct expenses related to the 15-17 well to only include an audited period through October 2005.  See pages F-39 and F-40 of the Amendment.

If you have any questions regarding this letter, please feel free to call Kristy Harlan at (206) 370-6651.

Sincerely,

/s/ Kristy Harlan

Kristy Harlan

cc:           Manjeet Dhillon (Challenger Energy Corp.)

[Letterhead of Challenger Energy Corp.]

December 1, 2006

Jason Wynn
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

RE:                              Challenger Energy Corp.
Amendment No. 2 to Registration Statement on Form 20-F
Filed November 7, 2006
File No. 0-52030

Dear Mr. Wynn:

In response to the request of the staff of the Securities and Exchange Commission contained in the letter dated November 27, 2006 relating to the above-captioned filing of Challenger Energy Corp. (the “Company”), the Company hereby provides the following acknowledgements:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHALLENGER ENERGY CORP.

By: /s/ Manjeet Dhillon
Manjeet Dhillon
Chief Financial Officer